UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 11, 2023

LIFE STORAGE, INC.

LIFE STORAGE LP

(Exact name of registrant specified in its charter)

Maryland (Life Storage, Inc.)	1-13820	16-1194043

Delaware (Life Storage LP)	0-24071	16-1481551
(State of Formation)	(Commission File Number)	(IRS Employer Identification No.)

6467 Main Street

Williamsville, New York 14221

(Address of Principal Executive Offices, Zip Code)

Registrant’s telephone number, including area code: (716) 633-1850

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Life Storage, Inc.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LSI	The New York Stock Exchange

Life Storage LP

Title of each class	Trading Symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Life Storage, Inc.:

Emerging Growth Company  ☐

Life Storage LP:

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Life Storage, Inc.  ☐

Life Storage LP  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Life Storage, Inc. (the “Company”) is saddened to report that Alexander Gress, Chief Financial Officer and Secretary of the Company, passed away suddenly on July 9, 2023. Mr. Gress was 50 and is survived by his wife Jennifer and their three children.

Effective July 11, 2023, David Dodman, the Company’s Chief Operating Officer, was appointed as Chief Financial Officer and Secretary of the Company. As the Company’s Chief Operating Officer, Chief Financial Officer and Secretary, Mr. Dodman will be the Company’s principal financial officer and principal accounting officer. The Company has released a press release regarding Mr. Gress’ passing and Mr. Dodman’s appointment. A copy of this press release is attached hereto as Exhibit 99.1.

David Dodman, age 49, has served as Chief Operating Officer of the Company since 2022 and previously served as Senior Vice President of Strategic Planning and Investor Relations since joining the Company in 2018. Prior to joining the Company, Mr. Dodman held various corporate strategy, mergers and acquisitions and operational roles at KeyCorp, First Niagara Financial Group, Inc. and Lockheed Martin Corporation. He also worked in the Corporate Finance / Investment Banking departments of Legg Mason, Inc. and Stifel Financial Corp. Mr. Dodman holds an MBA from the University of Maryland and a BA from Loyola University Maryland.

In connection with Mr. Dodman’s appointment as Chief Financial Officer, the Company and Mr. Dodman entered into an Amendment to Employment Agreement (the “Amendment to Employment Agreement”). Pursuant to the Amendment to Employment Agreement, the parties agreed that Mr. Dodman will be employed as Chief Financial Officer and Secretary of the Company in addition to his role as Chief Operating Officer. The foregoing description of the Amendment to Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full Amendment to Employment Agreement which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 9.01.Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

10.1	Amendment to Employment Agreement, dated July 11, 2023

99.1	Press Release, dated July 11, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Life Storage, Inc. (“Life Storage”) and Extra Space Storage Inc. (“Extra Space”) operate as well as beliefs and assumptions of Life Storage and Extra Space. Such statements involve uncertainties that could significantly impact Life Storage’s or Extra Space’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Life Storage or Extra Space expects or anticipates will occur in the future — including statements relating to any possible transaction between Life Storage and Extra Space, acquisition and development activity, disposition activity, general conditions in the geographic areas where Life Storage or Extra Space operate, and Life Storage’s and Extra Space’s respective debt, capital structure and financial position — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Life Storage and Extra Space believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Life Storage nor Extra Space can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Life Storage’s and Extra Space’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Life Storage and Extra Space management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Life Storage and Extra Space to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Life Storage’s or Extra Space’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Life Storage and Extra Space maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Life Storage’s and Extra Space’s respective Annual Reports on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, as well as the other risks described in their respective filings. Neither Life Storage nor Extra Space undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, on May 23, 2023, Extra Space filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. The Form S-4 became effective on June 6, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Extra Space and Life Storage commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about June 7, 2023. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC are available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC are available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Life Storage’s Investor Relations at (716) 633-1850 or bmaedl@lifestorage.com.

Participants in the Solicitation

Life Storage and Extra Space and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 13, 2023. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 4, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Life Storage and Extra Space as indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 11, 2023	LIFE STORAGE, INC.

	By:	/s/ Joseph V. Saffire
	Name:	Joseph V. Saffire
	Title:	Chief Executive Officer

Dated: July 11, 2023	LIFE STORAGE LP

	By:	/s/ Joseph V. Saffire
	Name:	Joseph V. Saffire
	Title:	Chief Executive Officer

Exhibit 10.1

AMENDMENT TO EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is entered into by and among Life Storage, Inc., a Maryland corporation (the “Corporation”), Life Storage LP, a Delaware limited partnership (the “Partnership”, and collectively with the Corporation, the “Company”), and David Dodman (the “Executive”) on the 11th day of July, 2023 (“Agreement Date”), and effective as of the later to occur of (i) the Agreement Date and (ii) the date upon which Extra Space Storage Inc. (“Extra Space”) consents to matters contemplated by this Amendment to the extent required pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 2, 2023 and as further amended as of May 18, 2023, by and among the Corporation, the Partnership, Extra Space, Extra Space Storage LP, Eros Merger Sub, LLC and Eros OP Merger Sub, LLC (such earlier date, the “Effective Date”).

W I T N E S S E T H:

WHEREAS, the Company and the Executive are parties to that certain Employment Agreement dated January 1, 2022, which Employment Agreement was amended and restated as of March 17, 2023 (such agreement as so amended and restated, being the “Employment Agreement”); and

WHEREAS, the Company’s Chief Financial Officer and Secretary, Alexander Gress, unexpectedly passed away on July 9, 2023; and

WHEREAS, the Executive served as the Company’s Senior Vice President of Strategic Planning and Investor Relations from joining the Company in 2018 until December 31, 2021, has served as the Chief Operating Officer from January 1, 2022 to present, has extensive experience in leading complex financial analyses of mergers and acquisitions, has a comprehensive knowledge of risk and regulatory compliance and audit issues and has a strong track record of implementing new capabilities to improve financial business performance; and

WHEREAS, in order to facilitate an orderly and effective transition with respect to the Chief Financial Officer and Secretary position of the Company, and as the Company works toward the closing of its pending merger with Extra Space, the Executive and the Company have mutually agreed that, in addition to his responsibilities as Chief Operating Officer, the Executive will assume the position and responsibilities of Chief Financial Officer and Secretary of the Company, effective as of the Effective Date; and

WHEREAS, in connection with his assumption of the position as Chief Financial Officer and Secretary of the Company, the Company and the Executive desire to enter into this Amendment to amend the Employment Agreement and to evidence certain additional understandings, all as set forth below.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties agree as follows:

1.    Subparagraphs “a” and “b” of paragraph 1 of the Employment Agreement, entitled “Employment,” are deleted in their entirety and replaced with the following:

(a) The Company hereby employs the Executive as Chief Operating Officer, Chief Financial Officer and Secretary of the Company, and the Executive hereby accepts such employment, on the terms and subject to the conditions hereinafter set forth.

(b) During the term of this Employment Agreement, the Executive shall be and have the title of Chief Operating Officer of the Company and effective as of the Effective Date, the Executive shall also be and have the title of Chief Financial Officer and Secretary of the Company. Executive shall devote his entire business time and all reasonable efforts to his employment in that capacity with such other duties as may be reasonably requested from time to time by the Board of Directors of the Company, which duties shall be consistent with such positions. For service as an officer and employee of the Company, the Company agrees that the Executive shall be entitled to the full protection of the applicable indemnification provisions of the Articles of Incorporation and By-laws of the Corporation (including the provisions for advances), as the same may be amended from time to time.

2.    Effect of this Amendment. Except as specifically set forth in this Amendment, the remaining terms of the Employment Agreement, including but not limited to Compensation, remain unchanged and in full force and effect. The Executive and the Company agree that (i) the modifications to the terms of the Executive’s employment set forth herein have been mutually agreed to by the parties; (ii) the Executive shall not have the right to terminate the Employment Agreement for “Good Reason” as a result of such modifications; and (iii) if the Merger Agreement is terminated without consummation of the transactions contemplated thereby, the Executive and the Company shall discuss further changes to the Employment Agreement in good faith.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first set forth above.

EXECUTIVE	LIFE STORAGE, INC.

	By:	/s/ Joseph V. Saffire
/s/ David Dodman	Joseph V. Saffire, Chief Executive Officer
David Dodman

LIFE STORAGE LP

	By	LIFE STORAGE HOLDINGS, INC.
General Partner

	By:	/s/ Joseph V. Saffire
Joseph V. Saffire, Chief Executive Officer

Exhibit 99.1

For Immediate Release

Life Storage Mourns the Sudden Passing of Alexander Gress, Chief Financial Officer

David Dodman, COO of Life Storage, To Add CFO Responsibilities

BUFFALO, N.Y.—July 11, 2023 – Life Storage, Inc. (NYSE: LSI) (“the Company”), a self-storage real estate investment trust (REIT), today announced with great sadness that Alexander Gress, the Company’s Chief Financial Officer, passed away unexpectedly on July 9, 2023. Mr. Gress was 50 and is survived by his wife Jennifer and their three children.

“We are shocked by the tragic passing of Alex Gress,” said Joseph Saffire, the Company’s Chief Executive Officer. “Alex was a tremendous leader and brilliant financial mind who demonstrated incredible integrity, passion and commitment to his colleagues and our business. He made considerable contributions to Life Storage over the last two years, none more important than his role in our pending combination with Extra Space Storage. I know I speak for the entire Life Storage family in saying we will miss him as a colleague and more importantly as a friend. We extend our deepest sympathies to Alex’s family during this difficult time.”

Mr. Gress was a passionate supporter of local Western New York communities while serving in leadership roles with First Niagara Financial Group, KeyBank, 43 North and Life Storage over the past decade. He devoted considerable time and energy to local organizations to advocate for positive change, including serving on the Canisius High School Board of Trustees. To continue his legacy, Mr. Gress’ family has established the Alex Gress Scholarship Fund to support local students. Interested parties may make donations out to the Alex Gress Scholarship Fund c/o Canisius High School, 1180 Delaware Ave., Buffalo, NY 14209.

The Board has appointed David Dodman, Chief Operating Officer of Life Storage, as Chief Financial Officer, effective immediately. Mr. Dodman will continue to serve in his role as COO in addition to his new responsibilities as CFO.

Mr. Dodman has served as COO of Life Storage since 2022 and previously served as Senior Vice President of Strategic Planning and Investor Relations since joining the Company in 2018. Mr. Dodman has a comprehensive knowledge of risk and regulatory compliance and audit issues, and contributes a strong track record of implementing new capabilities to improve financial business performance. Prior to joining Life Storage, Mr. Dodman held various corporate strategy, mergers and acquisitions and operational roles at KeyBank, First Niagara Financial Group, Lockheed Martin Corporation, Legg Mason and Stifel Financial.

ABOUT LIFE STORAGE, INC:

Life Storage, Inc. is a self-administered and self-managed equity REIT that is in the business of acquiring and managing self-storage facilities. Located in Buffalo, New York, the Company operates more than 1,200 storage facilities in 37 states and the District of Columbia. The Company serves both residential and commercial storage customers with storage units rented by month. Life Storage consistently provides responsive service to more than 690,000 customers, making it a leader in the industry. For more information visit http://invest.lifestorage.com/.

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Extra Space Storage Inc. (“EXR”) and Life Storage, Inc. (“LSI”) operate as well as beliefs and assumptions of EXR and LSI. Such statements involve uncertainties that could significantly impact EXR’s or LSI’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that EXR or LSI expects or anticipates will occur in the future — including statements relating to any possible transaction between EXR and LSI, acquisition and development activity, disposition activity, general conditions in the geographic areas where EXR or LSI operate, timing and amount of dividend payments and EXR’s and LSI’s respective debt, capital structure and financial position — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although EXR and LSI believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither EXR nor LSI can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) EXR’s and LSI’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of EXR and LSI management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that LSI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of EXR and LSI to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the EXR common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for EXR’s or LSI’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that EXR and LSI maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in EXR’s and LSI’s respective Annual Reports on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, as well as the other risks described in their respective filings. Neither EXR nor LSI undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, on May 23, 2023, EXR filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a document that serves as a prospectus of EXR and a joint proxy statement of EXR and LSI (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. The Form S-4 became effective on June 6, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. EXR and LSI commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about June 7, 2023. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by EXR and LSI with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by EXR with the SEC are available free of charge on EXR’s website at www.extraspace.com or by contacting EXR’s Investor Relations at info@extraspace.com. Copies of the documents filed by LSI with the SEC are available free of charge on LSI’s website at www.lifestorage.com or by contacting LSI’s Investor Relations at (716) 633-1850 or bmaedl@lifestorage.com.

PARTICIPANTS IN THE SOLICITATION

EXR and LSI and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of EXR is available in the EXR proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 4, 2023. Information about directors and executive officers of LSI is available in the LSI proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from EXR and LSI as indicated above.

Contacts

Investor Contact

Brent Maedl

716.328.9756

bmaedl@lifestorage.com

Media Contact

Andrew Siegel / Lucas Pers

Joele Frank

212-355-4449